August 23, 2006

Mr. Stephen Riggio
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

       Re: **Barnes & Noble, Inc.**
               Form 10-K for the Fiscal Year Ended January 28, 2006
               Filed April 5, 2006
               Form 10-Q for the Quarterly Period Ended April 29, 2006
               Filed June 2, 2006
               File No. 1-12302

Dear Mr. Riggio:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

William Choi
Branch Chief